Exhibit (p)

SUBSCRIPTION AGREEMENT
FOR COMMON SHARES OF BENEFICIAL INTEREST OF
Axonic Alternative Income Fund (AAIDX)

The undersigned hereby subscribes for and agrees to purchase 4,000 common shares of beneficial interest having no par value (the "Shares"), of Axonic Alternative Income Fund, a Delaware statutory trust (the "Trust"), at a price of $25.00 per Share, and hereby agrees to contribute cash to the Trust on the date hereof as consideration for the Shares in the amount of $100,000.00 with a trade date of 11/30/2018 (the "Consideration").

The undersigned further agrees to execute and deliver any and all documents or certificates necessary to transfer the Consideration to the Trust in full payment for the Shares subscribed for hereunder.

Date:  11/30/2018

Very truly yours,

Jody Flaws
Authorized Signatory
Axonic Capital LLC